April 30, 2025

Erik Emerson
Chief Executive Officer and Director
Apimeds Pharmaceuticals US, Inc.
2 East Broad Street 2nd Floor
Hopewell, NJ 08425

       Re: Apimeds Pharmaceuticals US, Inc.
           Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed April 17, 2025
           File No. 333-282324
Dear Erik Emerson:

       We have reviewed your post-effective amendment and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Risk Factors
We have identified material weaknesses in our internal control over financial reporting..., page 13

1. You state that you are not required to make a formal assessment of the effectiveness of your internal control over financial reporting. However, we note that in your Form
       10-K for the fiscal year ended December 31, 2024, you did assess the effectiveness of your internal control over reporting and management concluded that your internal control over financial reporting was not effective. Please revise your risk factor to properly disclose that management did undertake an assessment of internal control over financial reporting as of December 31, 2024, and determined that your internal control was not effective as of December 31, 2024.
 April 30, 2025
Page 2
Financial Statements
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies Segment Information, page F-9

2.     You disclose on page F-12 that you adopted ASU No. 2023-07 - Segment
Reporting
       (ASC 280) for the fiscal year ended December 31, 2024. Explain how you have complied with the disclosure requirements of FASB ASC paragraphs 280-10-50-20 through 26C and 280-10-55-15D through 15F, and revise as necessary.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   David Mannheim, Esq.